First Farmers and Merchants Corporation

March 28, 2016

Via EDGAR

David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:       First Farmers and Merchants Corporation (the “Company”)
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed March 25, 2016
File No. 000-10972
Amendment No. 1 to Rule 13e-3 Transaction Statement on Schedule 13E-3
Filed March 25, 2016
File No. 005-89420

Dear Mr. Orlic:

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A provided today by telephone, the following changes have been made to the proxy statement.

Preliminary Proxy Statement

Background of the Going Private Merger Proposal

  In response to the Staff’s comment, the Company has revised its disclosure related to the treatment of affiliated and unaffiliated shareholders.

Opinion of Independent Financial Advisor

  In response to the Staff’s comment, the Company has revised its disclosure to include the projections disclosed in the Valuation Discussion for the Board of Directors presented by Sheshunoff & Co., dated as of February 16, 2016, included as Exhibit 99 to the Schedule 13E-3.

Appendix B

  In response to the Staff’s comment, the financial advisor has revised its opinion attached as Appendix B to remove the statement that the financial advisor owes its duty solely to the Company.

If you have any questions regarding the above response, please do not hesitate to call Robert E. Krimmel at (931) 380-8257, or our legal counsel on this matter, E. Marlee Mitchell at (615) 850-8943 or Richard T. Hills at (615) 850-8785.

Very truly yours,

/s/ Robert E. Krimmel
Robert E. Krimmel
Chief Financial Officer

cc:          E. Marlee Mitchell; Richard T. Hills